

June 7, 2011

Via U.S. Mail and Facsimile (212-415-3530)

Mr. Randall J. Weisenburger
Executive Vice President and Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

   RE: Omnicom Group Inc.
   Form 10-K for the fiscal year ended December 31, 2010
   Filed February 23, 2011
   File No. 001-10551

   From 10-Q for the quarter ended March 31, 2011
   Filed April 29, 2011

Dear Mr. Weisenburger:

   We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Robert S. Littlepage
         for

       Larry Spirgel
       Assistant Director